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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         EVERGOOD PRODUCTS CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   300146 10 7
        _______________________________________________________________
                                (CUSIP Number)

                              Nancy D. Lieberman
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                            100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516)822-4820

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                                 July 24, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 4, check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 10 Pages)
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                                 SCHEDULE 13D

-----------------------                                   --------------------
 CUSIP NO. 300146 10 7                                     Page 2 of 10 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen R. Stern
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            594,061

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             594,061

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      594,061
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Item 1:    Security and Issuer.

The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.01 per share (the "Shares") of Evergood Products Corporation (the "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the Issuer's principal executive office is 140 Lauman Lane, Hicksville, New York 11801.

Item 2:    Identity and Background.

(a)  The person filing this statement is Stephen R. Stern.

(b)  Mr. Stern's business address is 140 Lauman Lane, Hicksville, New York
11801.

Mr. Stern's principal occupation is Executive Vice President, Treasurer, Assistant Secretary, Chief Operating Officer, Chief Financial Officer and a director of the Issuer since 1994. In addition, Mr. Stern has been a practicing attorney in the State of New York since 1972 and is a partner at Hoffinger Friedland Dobrish & Stern, P.C.

(d) During the last five years, Mr. Stern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Stern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Stern is a United States citizen.

Item 3:    Source or Amount of Funds or Other Consideration.

Of the 594,061 Shares owned directly by him, Mr. Stern acquired 453,128 from the Issuer in 1996 in connection with a reorganization of the Issuer and its affiliates and acquired an aggregate 140,933 in connection with a second such reorganization effective March 1, 2000.

Item 4:    Purpose of the Transaction.

Mr. Stern has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5:    Interest in Securities of the Issuer.

(a) The percentage of Shares reported owned by Mr. Stern is based upon 4,475,957 Shares outstanding, as reported in the Issuer's Form 10 as filed with the Securities and Exchange Commission on May 25, 2000.

As of the close of business on July 23, 2000, Mr. Stern beneficially owns 594,061 Shares, constituting 13.3% of the outstanding Shares.

(b) Mr. Stern has sole power to dispose or direct the disposition of the 594,061 Shares beneficially owned by him, as well as sole power to vote or direct the vote of such Shares.

(c) In the past 60 days, Mr. Stern has not purchased or sold any Shares.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

In connection with the issuance to Howard M. Lorber and certain other individuals of certain Shares, Mr. Stern entered into a Shareholders' Agreement effective March 15, 2000 with Mr. Lorber and Melvin Rich. Pursuant to the terms of the Shareholders' Agreement, Messrs. Lorber, Rich and Stern (collectively, the "Shareholders") agreed to impose certain restrictions on their transfers of Shares in the event of a public offering of Shares in which the shareholders of the Corporation participate and in which the Shareholders desire to participate, as follows:

          (i) the Shareholders will be entitled to elect to participate in such public offering on a pro rata basis, based on the number of Shares owned by them. In the event that such offering is an underwritten public offering, if the managing underwriter or the Corporation determines the number of Shares owned by the Shareholders and requested to be included in the registration statement exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation and the underwriter or the Corporation limits or totally excludes the Shares owned by the Shareholders, the number of Shares shall be which shall be excluded shall be determined on such pro rata basis; and

          (ii) without the consent of Rich, Stern and Lorber shall not be entitled to sell a greater percentage of their ownership in the Corporation than Rich sells in such offering. For example, if Rich sells twenty(20%) percent of his Shares, then Stern and Lorber shall each be entitled to sell up to twenty (20%) percent of his Shares.

Item 7:   Exhibits.

1. Shareholders Agreement effective March 15, 2000 among Mel Rich, Stephen R. Stern and Howard M. Lorber.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

December 29, 2000
--------------------------------
Date

/s/ Stephen R. Stern
--------------------------------
Signature

Stephen R. Stern
--------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).